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                                                                    EXHIBIT 23.3

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the use of our report dated March 10, 1995 relative to the consolidated financial statements of Striker Industries, Inc. (Striker) as of December 31, 1994 and for the two years then ended (and to all references to our Firm) included in or made a part of this registration statement, whereby GSR Industries, Inc. is registering 3,300,000 shares of common stock on Form S-1. Reference is made to said report which includes an additional paragraph referring to Notes 1, 6, 7, 9, 12 and 13 to the consolidated financial statements describing certain transactions with several international investors which were shareholders and creditors of Striker and thus related parties to Striker. Many of these transactions were conducted through foreign partnership or corporate-type entities. The effect of certain of these transactions was to increase net income for the year ended December 31, 1994, by approximately $2,600,000 more than it would have been had these transactions not occurred. The additional paragraph also discusses operating losses incurred by Striker of approximately $1,631,000 and $2,425,000 during the years ended December 31, 1994 and 1993, respectively, and that the consolidated financial statements referred to above were prepared based on the assumption that Striker would continue operations.

     Management had implemented an operational realignment as more fully discussed in Note 1 to the consolidated financial statements referred to above and had obtained an agreement from an officer/shareholder and an international investor to provide up to $3,000,000, if necessary, to allow Striker to continue its normal operations.

/s/ ARTHUR ANDERSEN LLP

Houston, Texas
December 26, 1996